FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2007

Commission File Number

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[   ]..... Form 40-F...[ X]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 25, 2007	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

This report on Form 6-K shall be deemed to be incorporated by reference in each prospectus included in Registration Statements on Form F-3 (File Nos. 333-110910, 333-112619 and 333-129943) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. Information contained in the attached press release contains forward looking information.

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“A Life Sciences Company”

For Immediate Release	January 25, 2007

Forbes Medi-Tech Provides Update on Nasdaq Listing Status

Vancouver, Canada Forbes Medi-Tech Inc. (TSX:FMI and NASDAQ:FMTI) today announced that the Company received a letter from Nasdaq indicating that the bid price for its common stock has closed below the minimum of U.S. $1.00 per share for the last 30 consecutive trading days, as required for continued inclusion on The Nasdsaq Global Market by Marketplace Rule 4450(a)(5). NASDAQ has provided Forbes with 180 calendar days, or until July 23, 2007, to regain compliance with this rule. If at any time before July 23, 2007, the bid price of the Company’s common stock closes at U.S. $1.00 per share or more for a minimum of 10 consecutive business days, the Company will regain compliance with the minimum bid rule.

If compliance is not demonstrated by July 23, 2007, the Company may apply to Nasdaq to transfer its securities to The Nasdaq Capital Market if it satisfies the requirements for initial inclusion set forth in Marketplace Rule 4310(c), other than the minimum bid requirement.  If its application is approved, the Company will be afforded the remainder of this market’s second 180 calendar day compliance period in order to regain compliance while on The Nasdaq Capital Market.  Accordingly, the total period for the Company to regain compliance while continuing to trade on a Nasdaq market is up to 1 year.

Alternatively, the Company may appeal Nasdaq Staff’s determination to delist the Company’s securities from the Nasdaq Global Market to a Listings Qualifications Panel, provided the Company demonstrates a satisfactory plan to regain compliance.

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a life sciences company dedicated to the research, development and commercialization of innovative products for the prevention and treatment primarily of cardiovascular disease (CVD). Our vision is to develop and market products along a treatment continuum that consumers, healthcare professionals and specialized research and healthcare institutions will identify, recommend and seek. Our business strategy is to develop and commercialize proprietary compounds to address the unmet needs of patients within the cardiovascular disease and related markets.

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For more information, please contact:

Darren Seed Director, Investor Relations Telephone: (604) 681-8976 E-mail: dseed@forbesmedi.com

NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release.  This News Release contains forward-looking statements regarding the Company’s continued listing on Nasdaq, and the Company’s strategy and vision, which statements can be identified by the use of forward-looking terminology such as “will”, “may”, “strategy”, “vision”, “to develop” or comparable terminology referring to future events or results.  The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors, including uncertainty whether the Company will regain compliance with the minimum bid price rule and will otherwise continue to be listed on any Nasdaq market; research and development risks; intellectual property risks; manufacturing, marketing and supply risks;  product liability and insurance risks; uncertainty as to future sales volumes and pricing; the effect of competition; the need for regulatory approvals, which are uncertain; changes in business strategy or development plans; the Company’s need for future funding which may not be available on acceptable terms or at all; the need to control costs and the possibility of unanticipated expenses; as well as a description of other risks and uncertainties affecting the Company and its business, as contained in the Company’s latest Annual Information Form, Form 40-F, MD&A and other news releases and filings with Securities Regulatory Authorities in Canada and the U.S., any of which could cause actual results to vary materially from current results or the Company’s anticipated future results. Forward-looking statements are based on the beliefs, opinions and expectations of the Company’s management at the time they are made, and the Company does not assume any obligation to update any statement should those beliefs, opinions or expectations, or other circumstances change.